Exhibit 99.1

NIO's Smart Electric Coupe SUV EC6 launches at Pre-subsidy Price Starting from

368,000 RMB with NEDC Range of up to 615 Km

•	NEDC range up to 615 km
•	Stylish and sporty coupe-style design, with a low drag coefficient of only 0.26
•	Haptex and fabric splicing seats with added Himalaya Brown color
•	0-100 km/h in 4.5 seconds
•	615 km NEDC with 100kWh battery pack

NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, launched the NIO EC6 on July 24, 2020 during the 2020 Chengdu Auto Show. This Coupe-style smart electric SUV starts at a pre-subsidy price of RMB 368,000, and is now available for public pre-order via the NIO app, with delivery to start in September 2020.

The EC6 is available in three trim levels, the Sport Edition, Performance Edition, and the Signature Edition, all with the 70kWh battery pack included at pre-subsidy price of RMB 368,000, RMB 408,000 and RMB 468,000 respectively.

This new model continues the NIO family design language with its stylish and sporty coupe-style body. The EC6 boasts of an excellent lightweight design and drag coefficient of only 0.26.

The EC6's panoramic moonroof maximizes natural light in the cabin. The laminated glass insulates against 83% of heat and 99.9% of UV rays.

The EC6's superior dimensions and long wheelbase of 2.9m offer a generous space. The EC6 comes standard with a Microfiber headliner and Nappa leather sports steering wheel. The Microcloud matte finishes to the dashboard and the door panels, adding to the sporty atmosphere of the interior.

The EC6 has a full-digital cabin with a 9.8-inch ultra-slim Instrument Cluster, an 11.3-inch HD multi-touch center display and NOMI Mate 2.0, NIO's unique digital assistant, fitted with an AMOLED full-circular display, creating an immersive user experience.

Three new fragrances have been added to NIO's intelligent fragrance system in the EC6 for a more pleasant occupant experience. This optional system interacts with the vehicle’s other systems for automatic paring with different user accounts and situations, with concentration adjustment also available via NOMI or the center screen.

EC6 features pre-installed NIO Pilot hardware, including a Mobileye EyeQ4 chip and 23 sensors. NIO Pilot supports over 20 functions covering typical scenarios of car use in China. Functions can be upgraded over time via firmware-over-the-air (FOTA).

The NIO EC6 boasts high performance. It features dual motors in conjunction with an intelligent electric all-wheel-drive system delivering output power of up to 160 kW front and 240 kW rear (544 hp), peak torque of 725 Nm and 0-100 km/h acceleration in as little as 4.5 seconds.

The Sport Edition is equipped with 160kW front and rear dual permanent magnet motors and can accelerate to 100km/h in 5.4 seconds. The EC6 is made of high strength aluminum alloy, equipped with CDC system as standard. Together with optional active air suspension and intelligent sensing of road conditions, it provides an involving and comfortable driving experience.

The EC6 Performance and Signature Editions can be equipped with a standard 70kWh battery pack which enables the EC6 to reach an NEDC range of 440km, or an optional 100kWh battery pack to reach an NEDC range up to 615km.

EC6’s first owners will continue to enjoy five worry-free lifetime services, including: warranty, battery swapping service, roadside assistance, networked service and off-site charging.